Filed Pursuant to Rule 433
Registration No. 333-151355
NEWS

Contact:	Media: Mark Truby 1.313.323.0539 mtruby@ford.com	Equity Investment Community: Larry Heck 1.313.594.0613 fordir@ford.com	Fixed Income Investment Community: Dave Dickenson 1.313.621.0881 fixedinc@ford.com	Shareholder Inquiries: 1.800.555.5259 or 1.313.845.8540 stockinf@ford.com

IMMEDIATE RELEASE

FORD RAISES $1.4 BILLION THROUGH COMMON STOCK OFFERING

DEARBORN, Mich., May 12, 2009 – Ford Motor Company (NYSE: F) announced today that it has agreed to sell 300 million shares of its common stock in a public offering at a price of $4.75 per share for total gross proceeds of approximately $1.4 billion.

Ford also granted to the underwriters a 30-day option to purchase up to 45 million additional shares of common stock to cover over-allotments.

Net proceeds to Ford from the offering are expected to be used for general corporate purposes, including to fund with cash, instead of stock, a portion of the payments the company is required to make to the Voluntary Employee Beneficiary Association (VEBA) retiree health care trust with the United Auto Workers.

“We are pleased with this equity offering, which is another key step in our plan to transform Ford into an exciting, viable enterprise poised to return to profitability,” said Alan Mulally, Ford president and CEO.  “By issuing equity now and potentially funding a larger portion of our future VEBA obligations with cash, we are able to further improve our balance sheet and significantly reduce the potential dilutive impact of the VEBA obligations on existing shareholders.”

Under the previously announced agreement in principle with the UAW, Ford has the option to settle up to 50 percent of its obligations to the VEBA in shares of Ford common stock.  That includes three separate payments of $610 million due in December 2009, June 2010 and June 2011.

If Ford were to elect to settle those obligations by issuing stock to the VEBA, the number of shares Ford would have to issue would be calculated at the following share prices:  December 2009: $2.00; June 2010: $2.10; and June 2011: $2.20.  By accessing the equity market now and potentially using the proceeds to pay those VEBA obligations in cash, Ford is not only strengthening its balance sheet, but also significantly reducing the potential future dilutive impact of the UAW agreement.

Citi, Goldman, Sachs & Co., J.P. Morgan, Morgan Stanley, Deutsche Bank Securities Inc. and Merrill Lynch & Co. are acting as joint book-running managers of the offering.

Ford has filed a registration statement – including a prospectus – with the SEC for the offering to which this communication relates.  Before investing, investors should read the prospectus in that registration statement and other documents Ford has filed with the SEC for more complete information about Ford and this offering.

Investors may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send the prospectus and the prospectus supplement upon request by calling Citi at (800) 831-9146; Goldman, Sachs & Co. at (212) 902-1171 or (866) 471-2526; J.P. Morgan Securities Inc. at (718) 242-8002; Morgan Stanley & Co. Incorporated at (866) 718-1649; Deutsche Bank Securities Inc. at (800) 503-4611; or Merrill Lynch & Co. at (866) 500-5408.

About Ford Motor Company
Ford Motor Company, a global automotive industry leader based in Dearborn, Mich., manufactures or distributes automobiles across six continents.  With about 205,000 employees and about 90 plants worldwide, the company’s brands include Ford, Lincoln, Mercury and Volvo.  The company provides financial services through Ford Motor Credit Company.

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